Rice Acquisition Corp.

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

VIA EDGAR

July 29, 2021

Attention:	Wei Lu

Shannon Buskirk

Kevin Dougherty

Loan Lauren Nguyen

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Rice Acquisition Corp. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed July 2, 2021 File No. 001-39644

Ladies and Gentlemen:

Set forth below are the responses of Rice Acquisition Corp. (“we,” the “Company” or “RAC”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2021, with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, File No. 001-39644, filed with the Commission on July 2, 2021 (“Amendment No. 1”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 2, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 2.

Proxy Statement filed July 2, 2021

Proposal No. 1 - The Business Combination Proposal

Background of the Business Combinations, page 108

1.	We note your response to comment 19, and we re-issue in part. Please disclose the date that you engaged Archaea as your technical advisor. Please also discuss the nature of discussions with other potential counterparties that you continued at least until January 23, 2021, such as if any other offers were made or received. Among the 15 business combination opportunities contacted by you or that you initiated contact with, or the three companies that you held preliminary discussions with or the one other counterparty that you held substantive discussions with, please also disclose why you believe the Aria and Archaea transactions to be superior to such other transactions considered.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 109, 110 and 111 of Amendment No. 2 as requested.

2.	We note your response to comment 20. Please disclose the representative(s) of Archea that contacted Aria in August 2020, and disclose the member(s) of Archea that informed Rice Investment Group (Rice) thereafter, and the person(s) from Rice that were informed, about the discussions between Aria and Archea. Please also disclose the member(s) of Archea and Rice that held a virtual meeting with Aria on October 7, 2020. As part of this, we re-issue in part our prior comment to discuss when Messrs. Rice and Derham first were involved in discussions about Aria.

You also disclose that during these discussion, Aria indicated that RAC would not be tenable from a transaction perspective given that Rice represented private capital that could consummate a transaction expeditiously. As we note that no such agreement appears reached between Aria, Archea and Rice prior to the RAC IPO on October 21, 2020, please discuss how such negotiations ended and why no deal was reached.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 109 of Amendment No. 2 as requested.

3.	In response to comment 21, you revised to disclose that from and after the commencement of Moelis’ engagement on December 2020, Moelis was provided access to financial, operational, commercial and other diligence information regarding both Aria and Archaea. We note you thereafter disclose that on December 8, 2020 among other parties Moelis was given electronic access by Archaea to documentation that contained financial, operational, commercial and other diligence materials regarding Archaea, as well access to Archaea’s virtual data room to commence due diligence. However, its does not appear until February 2, 2021 that Moelis was granted access to what on page 112 you describe as Aria’s virtual data room. Please disclose what information and when Moelis was provided financial, operational, commercial and other diligence information regarding Aria before February 2, 2021. In this regard, we note that on January 12, 2020 the Special Committee appears to have directed Moelis to perform a preliminary separate financial analysis of Aria. Please clarify.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 113 of Amendment No. 2 as requested.

Legal Proceedings, page 178

4.	Please revise to disclose the relief sought in connection with the legal proceeding in the Delaware Court of Chancery.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 179 of Amendment No. 2 as requested.

Executive Compensation

Summary Compensation Table, page 230

5.	You disclose in footnote two to the summary compensation table that Mr. Stork has accrued a $100,000 per year salary since the founding of Archaea in November 2018, and that the accrued payroll shall be paid upon the completion of the Business Combinations. Please revise to include any amount of compensation deferred in fiscal 2020 in an appropriate column for the fiscal year in which earned. See Item 402(c) and Instruction 4 to the Instruction to Item 402(c) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the summary compensation table on page 232 to include the amounts of compensation deferred in fiscal year 2020 in an appropriate column.

Archaea Energy LLC and Subsidiaries

Independent Auditor’s Report, page F-130

6.	We note your response to our comment 43. You state that Aria, and not Archaea or RAC, will be the predecessor of the Combined Company whose historical financial information will become the historical financial information of the Combined Company. Tell us whether you considered that Archaea may also be a predecessor of the Combined Company.

RESPONSE:

We evaluated whether Archaea may also be identified as a predecessor of the Combined Company. We considered Regulation C, Rule 405 as well as other interpretive guidance. Our analysis included considerations of the relative size and fair value of the entities, ongoing management of the Combined Company, and historical operations of both Archaea and Aria.

While management of the Combined Company will largely be that of Archaea, we noted that the relative fair value of each entity and size of ongoing operations indicated that Aria should be the predecessor. We also expect that Aria’s operations will be more significant to the Combined Company immediately following the Business Combinations. Aria has operated plants for over a decade, while Archaea’s plants began operations in 2021. Given the judgment required in determining the predecessor, we also considered that given Aria’s historical operations compared to Archaea’s, Aria’s historical financial information is more useful to investors. As such, we concluded that Aria is best reflected as the predecessor of the Combined Company and not both companies.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Lanchi D. Huynh of Kirkland & Ellis LLP at (214) 972-1673.

Sincerely,

RICE ACQUISITION CORP.

By:	/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Chief Accounting Officer

cc:	Daniel Joseph Rice, IV (Rice Acquisition Corp.)

Matthew R. Pacey (Kirkland & Ellis LLP)

Lanchi D. Huynh (Kirkland & Ellis LLP)

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